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                              February 22, 2021

       Mohammed Irgan Rafimiya Kazi
       Chief Executive Officer
       WARPSPEED TAXI INC.
       9436 W. Lake Mead Blvd., Ste. 5-53
       Las Vegas NV 89134-8340

                                                        Re: WARPSPEED TAXI INC.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2021
                                                            File No. 333-252505

       Dear Mr. Kazi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 28, 2021

       Dilution, page 10

   1. Please revise your disclosure to calculate the dilution to new shareholders for each of the offering scenarios
(i.e., 25%, 50%, etc).
       Business Overview, page 14

   2. We note your disclosure that you acquired your ridesharing application in its current stage of development from
another company for $300,000. Section 2.2 of the Asset Purchase
                                                        Agreement related to
this sale, filed as Exhibit 10.1 to the registration statement, provides that all operational
data and databases relating to the application is jointly owned by you and the company from
which you purchased the application. Please disclose this in your prospectus.
 Mohammed Irgan Rafimiya Kazi
FirstName LastNameMohammed   Irgan Rafimiya Kazi
WARPSPEED     TAXI INC.
Comapany22,
February  NameWARPSPEED
            2021            TAXI INC.
February
Page 2 22, 2021 Page 2
FirstName LastName
3. Please add disclosure discussing the planned fee structure for your ride sharing and food delivery services and how you plan to generate revenue accordingly. If you do not yet know, please disclose that is the case.
Security Ownership of Certain Beneficial Owners and Management, page 25

4. Please revise your tabular disclosure to show beneficial ownership before and after the offering. In addition, please revise the table to clarify that Mr. Kazi and Ms. Malenko are the beneficial owners of the company stock owned by Cyber Apps World, Inc. and therefore own 100% of the company's stock; in this regard, the disclosure that Mr. Kazi owns 0% of the company's stock and Ms. Malenko owns 41.5% of the company's stock appears to be misleading.
Exhibit 5.1

5. Please revise the legal opinion to remove the statement that it may not be relied upon "by any other persons. . . except as to auditors, counsel, and appropriate governmental and regulatory authorities." In this regard, we note that purchasers of the securities in the offering are entitiled to rely on the opinion.
General

6. As you do on page 19, please disclose that you are a shell company on your prospectus cover page and include an additional risk factor that highlights the risks associated with your shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
7. Please revise your filing to discuss the expected impact of the COVID-19 pandemic on your business operations and financial position. For example, please discuss the impact that the COVID-19 pandemic has had and will have on the demand for ride sharing services (including how such impact may change once the pandemic is over), any known
         trends or uncertainties relating to the pandemic   s effect on your
expected revenues, and
         the risks associated with the COVID-19 pandemic.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please
 Mohammed Irgan Rafimiya Kazi
WARPSPEED TAXI INC.
February 22, 2021
Page 3

contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,
FirstName LastNameMohammed Irgan Rafimiya Kazi
                                                         Division of
Corporation Finance
Comapany NameWARPSPEED TAXI INC.
                                                         Office of Trade &
Services
February 22, 2021 Page 3
cc:       Greg Yanke, Esq.
FirstName LastName